Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 12, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated August 9, 2022. All of the Company’s eight directors attended the meeting. Bai Tao, chairman and executive director of the Company, Li Mingguang and Huang Xiumei, executive directors of the Company, Wang Junhui, non-executive director of the Company, and Chen Jie, independent director of the Company, attended the Meeting in person. Lam Chi Kuen, Zhai Haitao and Huang Yiping, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Company. The directors who attended the Meeting unanimously passed the following resolution after sufficient review and discussion:

1. The Proposal regarding Project Yinshan of the Company

Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 12, 2022